Filed by: Santa Fe International Corporation.
                                 This Communication is filed pursuant to Rule
                                 425 under The Securities Act of 1933, as
                                 amended, and deemed filed pursuant to Rule
                                 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: Global Marine Inc.
                                 Commission File Number: 1-5471


FORWARD-LOOKING STATEMENTS
--------------------------

The following communications include statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, the tax treatment of the transaction and the combined company, market prospects, and any other statements that are not historical facts. Global Marine Inc. and Santa Fe International Corporation strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, failure to obtain and retain expected synergies, general market conditions prevailing in the marine and land drilling industries (including dayrates and utilization) and various other trends affecting the marine and land drilling industries, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Global Marine Inc.'s and Santa Fe International Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Global Marine Inc. and Santa Fe International Corporation undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


ADDITIONAL INFORMATION
----------------------

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation filed their joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael R. Dawson, Phone: 281-596-5809, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Michelle Appleby, Phone:
972-701-7524, Fax: 972-701-7737.


PARTICIPANTS IN SOLICITATION
----------------------------

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001.


                                     * * *

[Santa Fe International Corporation Logo]
Santa Fe International Corporation
Two Lincoln Centre, Suite 1100
5420 LBJ Freeway
Dallas, TX  75240-2648



For Immediate Release                              For More Information Contact:
---------------------              Michelle Appleby, Manager, Investor Relations
                                                            Phone:  972-701-7524
                                                              Fax:  972-701-7737
                                                                 www.sfdrill.com
                                                          IRelations@sfdrill.com


                       Santa Fe International Corporation
                         Reports Third Quarter Earnings

Dallas, October 16, 2001 -- Santa Fe International Corporation (NYSE:SDC) today reported earnings for the quarter and nine months ended September 30, 2001.

Net income for the third quarter was $53.9 million, or $0.46 per diluted share, as compared to net income, excluding net gains recognized on non-recurring sales of drilling rigs, of $41.6 million, or $0.36 per diluted share, for the second quarter of 2001 and $27.8 million, or $0.24 per diluted share, for the third quarter of 2000.

Operating revenues for the third quarter of 2001 increased approximately 7% to $196.7 million from second quarter 2001 operating revenues of $183.7 million, primarily due to increased utilization and dayrates for both marine and land rigs. Operating expenses for the third quarter of 2001 decreased approximately 2% to $109.2 million from $110.9 million for the second quarter of 2001, mainly due to decreased repair and maintenance costs.

The combination of higher operating revenues and lower expenses resulted in the third quarter 2001 operating margin increasing by 20% to $87.5 million from $72.8 million for the second quarter of 2001.

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


Net income for the nine months ended September 30, 2001, excluding net gains from non-recurring sales of drilling rigs, was $130.0 million, or $1.11 per diluted share. For the same nine month period in 2000, net income was $73.3 million, or $0.63 per diluted share. Improved results period to period are primarily attributable to marine rig utilization increasing from 79% to 95%, land rig utilization increasing from 66% to 78% and average marine dayrates increasing by approximately $6,200 per day. Net gains from non-recurring sales of drilling rigs during 2001 provided an additional $0.17 per diluted share. There were no significant asset sales or disposals during 2000.

Sted Garber, Santa Fe's President and Chief Executive Officer, commented,
"Our third quarter earnings are consistent with our expectations, reflecting the continuing trend of increasing dayrates and utilization for both our marine and land fleets. Although the events of September 11 have applied added stress to a declining global economy, we remain cautiously optimistic about the prospects for the international markets. Activity in our markets continues strong and we are optimistic that we will continue to experience good utilization and stable or slightly increasing dayrates through the remainder of this year and into the next.

With respect to our proposed merger with Global Marine announced on September 3, we are very pleased that we have received early termination of the Hart-Scott-Rodino waiting period, and we have announced shareholder meetings for both companies to be conducted on November 20, with final merger conclusion expected following shareholder approval on that date."

Santa Fe International Corporation is a leading international offshore and land contract driller. The Company owns and operates a high quality, technologically advanced fleet of 26 marine drilling rigs and 31 land drilling rigs and is a provider of drilling related services to the petroleum industry.

Santa Fe International Corporation will conduct a publicly accessible conference call to discuss the financial results of the quarter and nine months ended September 30, 2001 on Wednesday, October 17, 2001, at 10:00 AM CDT/11:00 AM EDT. To participate, please dial 913/981-5571, reference code 747873. To help ensure the conference begins in a timely manner, please dial in 5 to 10 minutes prior to the scheduled start time. The conference call will also be webcast live (listen only) via Santa Fe's website, http://www.sfdrill.com. Replays will be available starting at 1:00 PM CDT on the day of the conference call by webcast on Santa Fe's website or by telephoning 719/457-0820, reference code 747873. Both services will discontinue replays at 7:00 PM CDT October 24, 2001.

                                       ###

Statements made in this document that state the Company's or management's intentions, hopes, plans, estimates, beliefs, expectations, anticipations or predictions of the future and words of similar import are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed merger between the Company and Global Marine Inc. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors with respect to such forward-looking statements, including risks and uncertainties that could cause actual results to differ materially from the Company's expectations are disclosed from time to time in the Company's SEC filings including but not limited to the Company's Annual Report filed on Form 10-K for the year ended December 31, 2000 and the Company's Form 10-Q report for the quarter ended June 30, 2001. Copies of the SEC filings may be obtained by contacting the Company or the SEC.

ADDITIONAL INFORMATION

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation filed their joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael R. Dawson, Phone: 281-596-5809, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Michelle Appleby, Phone:
972-701-7524, Fax: 972-701-7737.


PARTICIPANTS IN SOLICITATION

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001.

                                       3